UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

TRUEWEST CORPORATION
(Name of Registrant)

Nevada	33-56574	25-1605846
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification Number)

G/F First Asia Tower, 8 Fui Yiu Kok Street,
Tsuen Wan, NT,
Hong Kong,
(Address of Principal Executive Offices)

+852 36978989
Registrant’s Telephone Number)

TRUEWEST CORPORATION.
G/F First Asia Tower
8 Fui Yiu Kok Street, Tsuen Wan, NT
Hong Kong, G/F First Asia Tower

Information Statement Pursuant to Section 14(f) of
the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

Notice of Change in the
Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Truewest Corporation (the “Company”) at the close of business on September 11, 2013 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company’s Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about September 13, 2013.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On or about August 28, 2013, Glenn A. Little (“Little”) and JD International Development Limited, a company organized under the laws of Hong Kong, entered into a Stock Purchase Agreement (the “SPA”) pursuant to which Little agreed to sell to JD International Development Limited shares of common stock of the Company constituting approximately 85.38% of the Company’s outstanding common stock for $365,000. As a result of the sale there will be a change of control of the Company.  A copy of the SPA has been filed with the Securities Exchange Commission (“SEC”) as Exhibit 10.1 to a Current Report on Form 8-K filed September 13, 2013.  The description of the foregoing transaction does not purport to be complete and is qualified in its entirety by the terms of the SPA filed as an exhibit to our Current Report on Form 8-K.

In connection with the change of control, Mr. Little agreed to (a) appoint Chan Cheuk Ki Jacky as Secretary and Treasurer of the Company, (b) appoint Cheung Wai Yin as President and director of the Company, subject to the filing and dissemination of this  Schedule  14f-1, and (c) submit his officer position resignations  effective immediately upon closing of the SPA and resign as a Director which resignation will become effective 10 days after this Schedule 14F-1 statement is mailed to the Registrant’s shareholders. As a result thereof, immediately after the closing of the SPA, Messrs. Cheuk and Little constituted the entire Board of Directors of the Company.

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 100,000,000 shares of common stock, par value $.001 per share, of which 450,820 shares are issued and outstanding and 50,000,000 shares of Preferred Stock, $.001 par value, none of which shares are outstanding.  Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is the current director and officer of the Company.

Name	Position/Title	Age

Glenn A. Little	President, Chief Executive Officer, Chief Financial Officer and Director	60

The following sets forth biographical information regarding the Company’s current director and officer.

Glenn A. Little

Mr. Little is a graduate of The University of Florida, Gainesville (Bachelor of Science in Business Administration) and the American Graduate School of International Management (Master of Business Administration - International Management) and was the principal of Little and Company Investment Securities (LITCO), a Securities Broker/Dealer with offices in Midland, Texas from 1979 to 2010. Mr. Little currently serves as an officer and director of other inactive public corporations having the same business purpose as the Company.

Before founding LITCO Mr. Little was a stockbroker with Howard, Weil, Labouisse Friedrich in New Orleans and Midland and worked for the First National Bank of Commerce in New Orleans, Louisiana.

Set forth below are the proposed directors and officers to be elected pursuant to the terms of the Stock Purchase Agreement:

Name	Position/Title	Age

Cheung Wai Yin	President and Director	34
Chan Cheuk Ki Jacky	Secretary and Treasurer	33

The following sets forth biographical information regarding the Company’s proposed director and officer.

Cheung Wai Yin

Mr. Cheung studied business at Hong Kong Management Association. He has worked as Chief Operation Officer, and Assistant director for the investment firm, Gold Hong Kong United Investment Ltd since 2011. he is also the Chief Executive Officer of Dragon Hotel Management Ltd, a hotel group in China.

Chan Cheuk Ki Jacky

Mr. Chan is a graduate of the University of Hong Kong ( Bachelor of Economic & Finance) and has been working in finance field for more than 10 years. He is now the Assistant General Manager of Gold Hong Kong United Investment Ltd. and he has experience in the project management field.

FAMILY RELATIONSHIPS

There are no family relationships among any of the Company’s directors and officers or those proposed to be directors and officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock and (ii) by the directors and executive officers of the Company.  The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

The following sets forth the beneficial ownership information prior to the closing of the Share Purchase Agreement:

	Name and address	Amount and Nature	Percent
Title of Class	of Beneficial Owner	of Beneficial Ownership	of Class

Common	Glenn A. Little	384,875	85.35%
	1600 West Golf Course
	Midland, Texas 79701

Common	All Directors and	384,875	85.35%
	Executive Officers (1 person)

The following sets forth the beneficial ownership information after the closing of the Share Purchase Agreement:

	Name and address	Amount and Nature	Percent
Title of Class	of Beneficial Owner	of Beneficial Ownership	of Class

Common	JD International Development Limited	384,875	85.35%

COMMITTEES OF THE COMPANY’S BOARD OF DIRECTORS

Because our board of directors currently consists of only one member, we do not have a standing nominating, compensation or audit committee. Rather, our sole director performs the functions of these committees.  Also, we do not have a financial expert on our board of directors as that term is defined by Item 401(e)(2) of  Regulation  S-B. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors  for  consideration  permits the sole director to give  sufficient  time and  attention  to such  matters  to be  involved  in all decision  making.  Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees.  Because our sole director is also an executive officer our current director is not independent.

MEETINGS OF THE BOARD OF DIRECTORS

During its fiscal year ended September 30, 2012 and the first three quarters of the fiscal year ending September 30, 2013, the Company’s Board of Directors approved resolutions by unanimous written consent in lieu of a meeting.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to: The Company at G/F First Asia Tower, 8 Fui Yiu Kok Street, Tsuen Wan, NT, Hong Kong, Attn.: Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company’s outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended September 30, 2012 and 2013, in any transaction or proposed transaction which may materially affect the Company, except as set forth in the Introduction to this Information Statement and as follows:

No executive officer, present director, proposed director or any member of these individuals' immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company’s last fiscal year.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the best of our knowledge, none of our directors or executive officers listed above both before and after the Purchase, have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten-percent shareholders are required to furnish the Company with copies of Section 16(a) forms they file.

 DIRECTOR AND OFFICER COMPENSATION

No officer or director received compensation for services rendered in any of the last three fiscal years.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

TRUEWEST CORPORATION

September 16, 2013	By: /s/ Cheung Wai Yin
President and Director